UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number 333-228667

Sands China Ltd.

(Translation of registrant’s name into English)

The Venetian Macao Resort Hotel, L2 Executive Offices

Estrada da Baía de N. Senhora da Esperança, s/n

Macao SAR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

This report contains Sands China Ltd’s (the “Company”) announcement, dated December 21, 2018, that the Company’s registration statement on Form F-4 has become effective and that the Company’s related offer to exchange certain of its currently outstanding notes, which were issued and sold in a transaction exempt from registration under the Securities Act of 1933 (the “Securities Act”), for an equal principal amount of its newly issued notes, which will be registered under the Securities Act, has commenced.

Exhibits

1.	Announcement, dated December 21, 2018, entitled “Offer to Exchange the Outstanding Notes for New Notes of Equal Principal Amount Which Have Been Registered Under U.S. Securities Act.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: December 21, 2018	By:	/s/ Dylan James Williams
		Name:	Dylan James Williams
Senior Vice President of Legal and
Company Secretary